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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the Month of January 2004

                       SHINHAN FINANCIAL GROUP CO., LTD.
                (Translation of registrant's name into English)

             120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F    X            Form 40-F
                              -------                   --------

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                              -------                 -------

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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                      PARTICIPATION IN LG CARD RESCUE PLAN

     On January 9, 2004, LG Group and creditors of LG Card reached an agreement on the "Collective Management Plan for LG Card (Rescue Plan)." Chohung Bank, our major banking subsidiary, is among the creditor banks of LG Card. Chohung Bank held a meeting of board of directors on January 19, 2004 to approve the participation of the rescue plan. According to the plan, Chohung Bank will conduct debt-to-equity swap amounting to KRW 73.7 billion from its previous exposure and provide additional loan of KRW 73.4 billion as liquidity support, which will be converted into equity later on. The detailed schedule for the debt-to-equity swap will be disclosed as soon as it is determined.


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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        SHINHAN FINANCIAL GROUP CO., LTD.


                                        By  /s/ Byung Jae Cho
                                        ----------------------------------
                                        Name:  Byung Jae Cho
                                        Title: Chief Financial Officer

Date : January 20, 2004